UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SJW GROUP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784305104

(CUSIP Number)

c/o Robert Van Valer
4360 Worth Street
Los Angeles, CA 90063
323-263-4111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784305104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George E. Moss (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,083,980 (2)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,083,980 (2)
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,083,980 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The reporting person passed away on August 25, 2021.

(2) Includes 1,083,980 shares of Common Stock held by the Third Amended and Restated George Edward Moss Revocable Trust dated August 18, 1982.

(3) Percent of class is based on number of outstanding Common Stock as reported by the issuer in its 10-K filed with the Commission on February 27, 2019.

CUSIP No. 784305104	13D	Page 3 of 4 Pages

SCHEDULE 13D

This Amendment No. 6 (“Final Amendment”) further amends the Schedule 13D filed on November 9, 1999 (as amended, the “Initial 13D”). Except as amended herein, the Initial 13D is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Initial 13D.

Item 1. Security and Issuer

This statement relates to the Common Stock (“Common Stock”), of SJW Group (“SJW”). The address of the principal executive office is:

SJW Group
110 W. Taylor Street
San Jose, CA 95110

Item 4. Purpose of Transaction

On November 28, 2018, SJW entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Barclays Capital Inc., RBC Capital Markets, LLC and UBS Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”), pursuant to which SJW agreed to issue and sell to the Underwriters an aggregate of 6,750,000 shares of Common Stock in an underwritten public offering (the “Offering”). Pursuant to the Underwriting Agreement, SJW granted the Underwriters a 30-day option to purchase up to an additional 1,012,500 shares of Common Stock, which was exercised in full (the “Option Exercise”) on December 3, 2018 (the “Event Date”).

As a result of the increase in the number of outstanding shares of Common Stock issued in connection with the Offering and the Option Exercise, the reporting person’s beneficial ownership dropped below 5% of SJW’s outstanding Common Stock. Consequently, this Final Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the reporting person.

Item 5. Interest in Securities of the Issuer

(a) The reporting person beneficially owned 1,083,980 shares of Common Stock, representing approximately 3.8% of the outstanding shares of SJW based on the issuer’s 10-K filed with the Commission on February 27, 2019.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) The reporting person ceased to be a beneficial owner of more than five percent of the class of securities on December 3, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting person had no contracts, arrangements, understandings or relationships with respect to the securities of SJW at the Event Date.

CUSIP No. 784305104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	/s/ Robert Van Valer*
*Robert Van Valer, as Executor of the Estate of George E. Moss